[Genesis Microchip Inc. Letterhead]

February 8, 2008

Via Federal Express & Facsimile (202-772-9218)

Mr. Jay Webb
Reviewing Accountant
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC  20549

Re:	Genesis Microchip Inc. Form 10-K for the Fiscal-Year ended March 31, 2007 Filed June 12, 2007 Form 10-K/A filed September 4, 2007 File No. 000-33477

Dear Mr. Webb:

This letter responds to the letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated January 31, 2008, to Genesis Microchip Inc. (“Genesis”) regarding the Form 10-K for the Fiscal-Year ended March 31, 2007, filed with the SEC by Genesis on June 12, 2007 (the “Genesis Form 10-K”), and the Form 10-K/A filed with the SEC by Genesis on September 4, 2007 (the “Genesis Form 10-K/A”), each bearing File No. 000-33477.

On January 25, 2008, STMicroelectronics N.V., a limited liability company organized under the laws of the Netherlands, completed its acquisition of Genesis pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 10, 2007, among ST, Sophia Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of ST (“Sophia”), and Genesis.  On that day, pursuant to the provisions of Section 253 of the General Corporation Law of the State of Delaware, Sophia was merged with and into Genesis (the “Merger”), with Genesis surviving the Merger.  As a result of the Merger, Genesis became an indirect wholly-owned subsidiary of ST.  Following the Merger, also on January 25, 2008, Genesis filed a Form 15 with the SEC and the NASDAQ Stock Market (“NASDAQ”) filed a Form 25 with the SEC.  As a

Securities and Exchange Commission
February 8, 2008

result, Genesis’ obligations under the Securities Exchange Act of 1934, as amended, to file current and periodic reports with the SEC have been suspended and Genesis’ common stock has been withdrawn from trading on the NASDAQ.  Accordingly, Genesis does not contemplate filing any current or periodic reports or any registration statements with the SEC in the future.

This letter sets forth each comment of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following each comment, Genesis’ response thereto.

Form 10-K/A for the Fiscal-Year ended March 31, 2007 filed September 4, 2007

Item 17.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Staff Comment #1:

Results of Operations, page 27

1.
We note that your discussion of the significant changes in revenue, gross profit and other line items is limited and does not provide specific reasons for material changes in line items in the financial statements from the year ended March 31, 2005 to the year ended March 31, 2006.  Item 303(a) of the Regulation S-K and the Instructions thereto calls for your discussions of changes in financial statement line items to include each year in the three year period covered by the financial statements.  Please revise future filings to discuss each significant factor that contributed to the changes in your financial statements, including offsetting factors, for revenue, gross profit and any other material line items for all years presented.  Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed.

Genesis Response to Staff Comment #1:

For the reasons outlined above, Genesis does not contemplate filing any further current or periodic reports or any registration statements with the SEC.  However, in the event that in the future Genesis makes any filing to which Staff Comment #1 would be applicable, Genesis will revise such filing to address the comments raised by the Staff to the extent such comments remain applicable at the time of such filing.

Staff Comment #2:

Note 5.  Intangible Assets, page F-15

2.
We note the disclosure that you used an independent third party valuation professional to assist with the measurements of fair value as part of the intangible asset impairment test and also the goodwill impairment test as disclosed in page F-16.  While in future filings management may elect to take full responsibility for valuing your intangible assets, if you choose to continue to refer to the expert in any capacity, please revise future filings,

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February 8, 2008

beginning with your next Form 10-Q, to name the independent third party.  In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent third party as an exhibit to the registration statement.

Genesis Response to Staff Comment #2:

For the reasons outlined above, Genesis does not contemplate filing any further current or periodic reports or any registration statements with the SEC.  However, in the event that in the future Genesis makes any filing to which Staff Comment #2 would be applicable, Genesis will revise such filing to address the comments raised by the Staff to the extent such comments remain applicable at the time of such filing.

In addition, in the event that ST incorporates by reference the Genesis Form 10-K or the Genesis Form 10-K/A into any future filings that ST makes with the SEC, ST has advised Genesis that any such filing will be revised to address the comments raised by the Staff to the extent such comments remain applicable at the time of any such filing.

Staff Comment #3:

Note 14.  Segment Information, page F-27

3.
Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles.  See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.”  Please note our comments when preparing any future filings.

Genesis Response to Staff Comment #3:

For the reasons outlined above, Genesis does not contemplate filing any further current or periodic reports or any registration statements with the SEC.  However, in the event that in the future Genesis makes any filing to which Staff Comment #3 would be applicable, Genesis will revise such filing to address the comments raised by the Staff to the extent such comments remain applicable at the time of such filing.

In connection with the foregoing responses to the Comment Letter, Genesis acknowledges that:

•	Genesis is responsible for the adequacy and accuracy of the disclosure in the Genesis 10-K and the Genesis 10K/A;

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February 8, 2008

•	Staff comments or changes to Genesis disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Genesis 10-K and the Genesis 10K/A; and

•	Genesis may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

*       *       *

If you require any additional information, please do not hesitate to contact me at your convenience.  You may reach me by telephone at (408) 919-8712 or by fax at (408) 986-9652.

Very truly yours,

Genesis Microchip Inc.

By:	/s/ Rick Martig
Rick Martig
Chief Financial Officer and Senior Vice
President of Finance

Enclosures

cc:	Steven Rose, STMicroelectronics N.V. John D. Wilson, Shearman & Sterling LLP